FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2016

SANTANDER UK PLC (Translation of registrant's name into English) 2 Triton Square, Regent’s Place, London NW1 3AN, England (Address of principal executive offices)	ABBEY NATIONAL TREASURY SERVICES PLC (Translation of registrant's name into English) 2 Triton Square, Regent’s Place, London NW1 3AN, England (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . .. . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

June 1, 2016

Abbey National Treasury Services plc
(incorporated in England and Wales with registered number 2338548)

and

SANTANDER UK PLC
(incorporated in England and Wales with registered number 2294747)

NOTICE OF Substitution of Issuer

to the holders of the following (“Outstanding Senior Debt Securities”):

Abbey National Treasury Services plc 1.375% 03/13/17 (CUSIP: 002799AM6)
Abbey National Treasury Services plc FLOATING RATE 03/13/17 (CUSIP: 002799AP9)
Abbey National Treasury Services plc 1.65% 09/29/17 (CUSIP: 002799AR5)

Abbey National Treasury Services plc FLOATING RATE 09/29/17 (CUSIP: 002799AS3)
Abbey National Treasury Services plc 3.050% 08/23/2018 (CUSIP: 002799AL8)
Abbey National Treasury Services plc 2.00% Notes 08/24/18 (CUSIP: 002799AV6)
Abbey National Treasury Services plc Flt Rt Notes 08/24/18 (CUSIP: 002799AW4)
Abbey National Treasury Services plc 2.350% Notes due 2019 (CUSIP: 002799AQ7)
Abbey National Treasury Services plc 2.375% Notes due 2020 03/16/2020 (CUSIP: 002799AT1)
Abbey National Treasury Services plc 4.0% 03/13/24 (CUSIP: 002799AN4)
Abbey National Treasury Services plc 2.500% Notes due 2019 (CUSIP: 002799AX24)
Abbey National Treasury Services plc Floating Rate Notes due 2019 (CUSIP: 002799AY0)

each issued by Abbey National Treasury Services plc and guaranteed by Santander UK plc pursuant to an indenture dated as of April 27, 2011, as amended and supplemented from time to time, entered into by and among Abbey National Treasury Services plc as issuer, Santander UK plc as guarantor and The Bank of New York Mellon as trustee (“Senior Debt Securities Indenture”). The Outstanding Senior Debt Securities together with any senior debt securities to be issued in the future under the Senior Debt Securities Indenture are herein referred to as “Senior Debt Securities”).

NOTICE IS HEREBY GIVEN that, with effect on and from June 1, 2016 (the “Effective Date”), Santander UK plc will be substituted for, and bound by every obligation of, Abbey National Treasury Services plc under the Base Indenture and under the Senior Debt Securities, and Abbey National Treasury Services plc will be released from its liabilities under the Base Indenture and under the Senior Debt Securities and will cease to be a party to the Base Indenture and an obligor on the Senior Debt Securities (the “Substitution”). The Substitution will be effected pursuant to a seventh supplemental indenture dated April 26, 2016 entered into by and among Abbey National Treasury Services plc as issuer, Santander UK plc as guarantor and The Bank of New York Mellon as trustee. On and from the Effective Date, the Senior Debt Securities will be the sole liability of Santander UK plc and will not be guaranteed by any other entity in the Santander UK group.

The Substitution aims to realign the wholesale funding structure of the operating companies within the Santander UK group (Santander UK plc and Abbey National Treasury Services plc) and is part of the Santander UK group’s on-going ring-fencing planning.

As a result of the Substitution, issue names and CUSIP numbers in respect of the Outstanding Senior Debt Securities will be changed as follows, effective on and from the Effective Date:

Existing Issue Name	Existing CUSIP	New Issue Name	New CUSIP
Abbey National Treasury Services plc 1.375% 03/13/17	002799AM6	Santander UK plc 1.375% 03/13/17	80283L AB9
Abbey National Treasury Services plc FLOATING RATE 03/13/17	002799AP9	Santander UK plc FLOATING RATE 03/13/17	80283L AC7
Abbey National Treasury Services plc 1.65% 09/29/17	002799AR5	Santander UK plc plc 1.65% 09/29/17	80283L AD5
Abbey National Treasury Services plc FLOATING RATE 09/29/17	002799AS3	Santander UK plc FLOATING RATE 09/29/17	80283L AE3
Abbey National Treasury Services plc 3.050% 08/23/2018	002799AL8	Santander UK plc 3.050% 08/23/2018	80283L AM5
Abbey National Treasury Services plc 2.00% Notes 08/24/18	002799AV6	Santander UK plc 2.00% Notes 08/24/18	80283L AF0
Abbey National Treasury Services plc Flt Rt Notes 08/24/18	002799AW4	Santander UK plc Flt Rt Notes 08/24/18	80283L AG8
Abbey National Treasury Services plc 2.350% Notes due 2019	002799AQ7	Santander UK plc 2.350% Notes due 2019	80283L AH6
Abbey National Treasury Services plc 2.375% Notes due 2020 03/16/2020	002799AT1	Santander UK plc 2.375% Notes due 2020 03/16/2020	80283L AN3
Abbey National Treasury Services plc 4.0% 03/13/24	002799AN4	Santander UK plc 4.0% 03/13/24	80283L AJ2
Abbey National Treasury Services plc 2.500% Notes due 2019	002799AX2	Santander UK plc 2.500% Notes due 2019	80283L AK9
Abbey National Treasury Services plc Floating Rate Notes due 2019	002799AY0	Santander UK plc Floating Rate Notes due 2019	80283L AL7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC and ABBEY NATIONAL TREASURY SERVICES PLC (Registrants)

Dated: June 1, 2016	By:	/s/ Amaya Mazaira
(Authorized Signatory for and on behalf of Santander UK plc and Abbey National Treasury Services plc)